Exhibit 99.1
RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

STINS COMAN INCREASES RiT TECHNOLOGIES'
CONVERTIBLE LOAN AGREEMENT BY $6M

Tel Aviv, Israel, April 24, 2011 – RiT Technologies (NASDAQ: RITT) and Stins Coman Inc., RiT’s controlling shareholder, today announced that they have increased the maximum loan amount available under the parties’ existing Convertible Loan Agreement by $6 million to a total of $20 million. According to the terms of the Loan Agreement, until June 11, 2013, RiT may call for any unused portion of the loan, which, after the current increase (amendment) of the maximum loan amount, totals $9.6 million. The remaining provisions of the Convertible Loan Agreement were left unchanged.

Commenting on the news, Dr. Vadim Leiderman, RiT’s President and CEO, said, “The increase of the maximum loan amount will provide the Company with the additional financial backup it needs to support our new vision and to carry out our ambitious programs.”

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi, CFO
+972-77-270-7210
moti.antebi@rittech.com